2004 ANNUAL GENERAL MEETING

Notice of Annual General Meeting of Shareholders and Information Circular

Place:	Pan Pacific Hotel
Governor General Suite D
300 – 999 Canada Place
Vancouver, BC V6C 3B5

Time:	11: 00 A.M. (Pacific Time)

Date:	Friday, February 20, 2004

SUNGOLD INTERNATIONAL HOLDINGS CORP.
500 Park Place, 666 Burrard Street
Vancouver, BC, Canada V6C 3P6

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that an Annual General Meeting (the “Meeting”) of the shareholders of Sungold International Holdings Corp. (the “Corporation”) will be held at the Pan Pacific Hotel, Governor General Suite D, 300 - 999 Canada Place, Vancouver, British Columbia, on Friday, February 20, 2004 at 11:00 a.m. (Pacific Time) for the following purposes:

1.	To appoint Loewen Stronach & Co., Chartered Accountants, as auditors of the Corporation until the close of the next annual meeting of the Corporation.
2.	To elect six (6) directors to hold office until the close of the next annual meeting of the Corporation.
3.	To fix the number of directors of the Corporation for the ensuing year at six (6).
4.	To authorize the Board of Directors to fix the remuneration to be paid to the auditors of the Corporation.
5.	To receive and consider the audited financial statements of the Corporation for the year ended August 31, 2003 and the report of the auditors thereon.
6.	To receive and consider the Report of the Directors.
7.	To transact such other business as may properly come before the meeting.

Accompanying this Notice of Meeting is: (i) an Information Circular, (ii) a Form of Proxy, (iii) the audited financial statements of the Corporation for the year ended August 31, 2003, (iv) the interim financial statements for the fiscal quarter ended November 30, 2003, (v) a copy of the Corporation’s President’s Report, and (vi) a form whereby Shareholders may request to be added to the Corporation's supplemental mailing list. Shareholders unable to attend the Annual General Meeting in person are requested to read the enclosed Information Circular and Form of Proxy, and then complete and deposit the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof with the Corporation’s transfer agent, Computershare Trust Company of Canada, c/o 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the meeting or adjournment thereof or with the chairman of the meeting prior to the commencement thereof.

DATED at Vancouver, British Columbia this 14th day of January, 2004.

ON BEHALF OF THE BOARD OF DIRECTORS

/signed/Art Cowie
Art Cowie
President

If you are a non-registered shareholder of the Corporation and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting.

SUNGOLD INTERNATIONAL HOLDINGS CORP.

INFORMATION CIRCULAR

As at January 14, 2004 and in Canadian dollars except where indicated.

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular (the “Circular”) is furnished in connection with the solicitation of Proxies by the management (the “Management”) of Sungold International Holdings Corp. (the “Corporation”) for use at the Annual General Meeting (the “Meeting”) of the shareholders of the Corporation (the “Shareholders”) to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof. It is expected the solicitation will be primarily by mail. Proxies may also be solicited personally by employees of the Corporation. The cost of solicitation will be borne by the Corporation.

RECORD DATE AND NOTICE

The board of directors of the Corporation (the "Board") have set the close of business on January 14, 2004 as the record date (the "Record Date") for determining which Shareholders shall be entitled to receive notice of and to vote at the Meeting. Notice of the Record Date for the Meeting was published in The Globe and Mail on December 29, 2003. Only Shareholders of record as of the Record Date are entitled to receive notice of and to vote at the Meeting, unless after the Record Date, a Shareholder of record transfers its common shares and the transferee (the "Transferee"), upon establishing that the Transferee owns such common shares, requests in writing, at least 10 days prior to the Meeting or any adjournments thereof, that the Transferee may have his or her name included on the list of Shareholders entitled to vote at the Meeting, in which case the Transferee is entitled to vote such shares at the Meeting. Such written request by the Transferee shall be filed with the Corporation c/o Computershare Trust Company of Canada 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.

VOTING OF PROXIES

All shares represented at the Meeting by properly executed proxies will be voted (including the voting on any ballot), in accordance with the instructions specified in the enclosed form of proxy (the “Proxy”). In the absence of any such specification, the Management designees, if named in the enclosed Proxy, will vote in favour of matters set out therein.

The persons named in the accompanying Proxy as proxyholders are directors or officers of the Corporation and have indicated their willingness to represent as proxyholder, the Shareholder who appoints them.

The enclosed Proxy, when properly signed, confers discretionary authority upon the persons named therein with respect to amendments or variations of matters identified in the Notice of Meeting and any other matters which may properly be brought before the Meeting. As of the date hereof, Management is not aware that any such amendments to, variations of or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to Management should properly come before the Meeting, then the Management designees intend to vote in accordance with the judgement of Management.

The number of votes required for approval of any matter that will be submitted to a vote of shareholders of the Corporation at the Meeting is a simple majority of the votes cast, unless otherwise indicated in this Circular.

APPOINTMENT OF PROXIES

A registered Shareholder or an intermediary holding shares and acting on behalf of an unregistered Shareholder has the right to appoint a person (who need not be a Shareholder of the Corporation), other than ART COWIE or DONALD HARRIS, to attend and act on their behalf at the Meeting. To exercise this right, the registered Shareholder or intermediary must strike out the names of the persons named in the Proxy as proxyholders and insert the name of their nominee in the space provided or complete another Proxy or by complete another Proxy and deliver same to the Corporation’s registrar and transfer agent, Computershare Trust Company of Canada c/o 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, in accordance with the instructions contained in the Proxy. Unregistered Shareholders must deliver their completed Proxies in accordance with the instructions given by their financial institution or other intermediary that forwarded the Proxy to them.

The Proxy must be dated and signed by the intermediary acting on behalf of an unregistered Shareholder or by the registered Shareholder or their attorney authorized in writing. In the case of a corporation, the Proxy must be dated and executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and, in either case, accompanied by a certified directors’ resolution authorizing its execution.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRJF’s, RESP’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. With those Meeting Materials, Intermediaries or their service companies should provide Non-Registered Holders with a request for voting instruction form which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder wish to vote at the Meeting in person, the Non-Registered Holder should follow the procedure in the request for voting instructions provided by or on behalf of the Intermediary and request a form of legal proxy which will grant the Non-Registered Holder the right to attend the Meeting and vote in person. Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the completed request for voting instructions is to be delivered.

REVOCATION OF PROXIES

A registered Shareholder or an intermediary acting on behalf of an unregistered Shareholder has the power to revoke a Proxy previously given by them. Revocation can be effected by an instrument in writing (including a Proxy bearing a later date) signed by the intermediary or registered shareholder or their attorney authorized in writing and in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation, and either delivered (and, in the case of a corporate shareholder, accompanied by a certified directors’ resolution authorizing its execution) to Computershare Trust Company of Canada c/o 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting prior to the hour of commencement on the day of the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Corporation, any person who has held such a position since the beginning of the last completed financial year of the Corporation, any proposed nominee for election as a director of the Corporation nor any associate or affiliate of the foregoing persons, has any substantial or material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Corporation consists of: (i) an unlimited number of common shares without nominal or par value; (ii) 100,000,000 Class A Preference Shares, without nominal or par value; and (iii) 100,000,000 Class B Preference Shares, without nominal or par value, having the preferences, rights, conditions, restrictions, limitations and prohibitions as set forth in the Corporation's Articles. As at January 14, 2004, there was a total of 87,864,740 common shares of the Corporation outstanding. Each common share entitles the holder thereof to one vote. All issued shares are entitled to be voted at the Meeting and each has one non-cumulative vote. Only those common shareholders of record on January 14, 2004 will be entitled to vote at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the votes attached to the issued and outstanding common shares of the Corporation.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the by-laws of the Corporation or with the provisions of the Canada Business Corporations Act (the "CBCA").

The following table and notes thereto states the name of each person proposed to be nominated by management for election as a director, all offices of the Corporation now held by him or her, his or her principal occupation, the period of time for which he or she has been a director of the Corporation, and the number of Shares of the Corporation beneficially owned by him or her, directly or indirectly, or over which he or she exercises control or direction, as at the date hereof.

Name and Present Position with the Corporation	Principal Occupation	Director Since	Approximate Number of Shares Beneficially Owned, Directly or Indirectly, as of the Date Hereof
Art Cowie(1)(2) President, Vice Chair and Director
Mr. Cowie has been a career community planner as well as a distinguished landscape architect, government affairs consultant and has an extensive public service record including member of the BC Legislature, Alderman for the City of Vancouver, Director of the Pacific National Exhibition, Chairman of Vancouver Board of Parks and Recreation, member of BC and Canadian Institutes of Planning, past President of the BC Society of Landscape Architects and a Fellow of the Canadian Society of Landscape Architects. Art is the designer for the Corporation’s proposed Hastings Park one-mile racecourse retrofit.

		January, 2003	1,347,500

Name and Present Position with the Corporation	Principal Occupation	Director Since	Approximate Number of Shares Beneficially Owned, Directly or Indirectly, as of the Date Hereof
Donald Harris Chairman and Director	Mr. Harris is the President and CEO of TAC International Investment LLC, a private investment company, and the Chairman of the Board and CEO of Town's Edge Properties, Inc., a developer of multiple residential and commercial properties, for over 38 years. Town's Edge is the managing entity for many long time real estate investment general and limited partnerships located primarily in the Midwestern United States.	January, 1998	5,892,207
Anne Kennedy(1) Secretary and Director	Ms. Kennedy has over 20 years experience as a Realtor, co-owner of a private insurance firm and as a budget analyst for a major oil company. Ms. Kennedy has been providing regulatory reporting, office management and shareholder communications for the Corporation since 1998.	June, 1998	898,940
Walter Wolff(1) Director	Mr. Wolff has owned and operated Mr. Wolff has owned and operated restaurants, bakeries and food processing facilities for 33 years. Mr. Wolfe has been the Chef for some of the world's most renowned establishments such as the Kempinski Hotel in Berlin, the De Bergues in Geneva, the Queen Elizabeth in Montreal and as the Head Chef for Expo '67 in Montreal, Canada. Walter has served as a director on a number of Canadian public and private companies.	February, 2001	176,650
Larry R. Simpson Director	Mr. Simpson has 25 years of sales, marketing and public relations experience, in the fields of horseracing, sports, and leisure. Larry has a unique background in both thoroughbred and standardbred horse ownership and syndication. Mr. Simpson has been a successful publisher, manager and writer for many leading thoroughbred and standardbred publications over the past 16 years. Mr. Simpson’s influence within the racing industry has extended to charity work for equine research, lecturing on handicapping, arranging new owner seminars and freelance writing for racing and gaming publications.	October, 2002	315,000

Name and Present Position with the Corporation	Principal Occupation	Director Since	Approximate Number of Shares Beneficially Owned, Directly or Indirectly, as of the Date Hereof
Dennis Hedtke Director	Mr. Hedtke is President and owner of Hedtke, Inc. a Manufacturer’s Rep. firm offering engineered products to the mobile off-highway original equipment manufacturing market in 10 states. Mr. Hedtke is also founder and CEO of Specialty Fittings, Inc. a manufacturer of non-standard hydraulic fittings and Partner/Owner and CEO of Filtration Products Corporation, a manufacturing company with worldwide sales and distribution of hydraulic filters and accessories.	May, 2003	1,965,860

(1)	Member of Audit Committee and Executive Committee.
(2)	Includes 254,500 shares held in the name of Mr. Cowie’s spouse and 50,000 shares held by Eikos Planning Inc., a company controlled by Mr. Cowie.

STATEMENT OF EXECUTIVE COMPENSATION

Unless otherwise noted the following information is for the Corporation’s last completed financial year (which ended August 31, 2003).

Pension Plans

The Corporation does not have any pension plans.

Compensation of Directors

Other than stock options to purchase shares of the Corporation which are granted to the Corporation’s directors from time to time, the Corporation does not have any arrangements pursuant to which directors are remunerated by the Corporation or any of its subsidiaries for their services in their capacities as directors.

Other Remuneration

Except as disclosed below, during the last financial year there was not any other remuneration paid or payable, directly or indirectly, by the Corporation and any of its subsidiaries pursuant to any existing plan or arrangement to its directors and, if they earned more than $100,000 per year, executive officers.

Pursuant to a consulting agreement dated effective October 11, 2002, between the Corporation’s wholly owned subsidiary, Horsepower Broadcasting Network (HBN) International Ltd. (“HBN”) and Larry R. Simpson, Mr. Simpson provides marketing consulting services to HBN. Mr. Simpson is a director of the Corporation. During the Corporation’s last completed financial year a total of $26,823 has been paid or is payable by HBN to Mr. Simpson for such services.

Pursuant to a consulting agreement dated as of July 1, 1998, as amended April 11, 2002, January 2, 2003 and October 1, 2003, between the Corporation and Anne Kennedy, the Corporation pays a consulting fee of $5,000 USD per month to Ms. Kennedy in consideration of Ms. Kennedy providing regulatory reporting, shareholder communications, office administration and management services to the Corporation. Ms. Kennedy is the Corporate Secretary and a director of the Corporation. During the Corporation’s last completed financial year a total of $83,155 has been paid or is payable by the Corporation to Ms. Kennedy for such services.

Compensation Summary

The following table sets forth all annual and long-term compensation for services in all capacities to the Corporation and its subsidiaries for the three most recently completed financial years in respect of each of the individuals who were, as at August 31, 2003, the Chief Executive Officer and the other four most highly compensated executive officers of the Corporation whose individual total compensation for the most recently completed financial year exceeds $100,000 (collectively, the "Named Executive Officer(s)"), including any individual who would have qualified as a Named Executive Officer but for the fact that the individual was not serving as such an officer at the end of the most recently completed financial year.

Summary Compensation Table

Name & Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts
					Securities Under Options/ SARs (1) Granted (#)	Restricted Shares or Restricted Share Units (#)	LTIP Payouts ($)
Art Cowie(2) President & CEO	2001 2002 2003	N/A N/A Nil	N/A N/A Nil	N/A N/A Nil	N/A N/A 200,000	N/A N/A Nil	N/A N/A Nil	N/A N/A 37,647(3)
Kim Hart Former President & CEO(5)	2001 2002 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	3,559,800 2,150,764 2,150,764	Nil Nil Nil	Nil Nil Nil	168,000(4) 168,000(4) 203,448(4)
Melvin Reeves Former director(6)	2001 2002 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil 154,173	Nil Nil 750,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1) The Corporation has not granted any stock appreciation rights (“SARs”).
(2) Mr. Cowie was appointed as President of the Corporation on May 27, 2003.
(3) Paid as consulting fees to Eikos Planning Inc., a company controlled by Mr. Cowie.
(4) Paid to Mr. Hart in consideration of management consulting services provided to the Corporation and its subsidiaries. See “Management Contracts”.
(5) Mr. Hart resigned as President, Chief Executive Officer and director of the Corporation on May 27, 2003.
(6) Mr. Reeves resigned as director on July 24, 2003.

Stock Options

The Corporation may grant stock options to directors and officers of the Corporation or a subsidiary, or to employees or consultants of a company providing management services to the Corporation, in consideration of them providing their services to the Corporation or subsidiary. The number of shares subject to each option is determined by the Corporation’s Board of Directors. The options enable such persons to purchase shares of the Corporation at a fixed price. The option agreements provide that the option can only be exercised by the optionee and only so long as the optionee shall continue in the capacity as a director, officer, consultant or employee of the Corporation or subsidiary or as an employee of the management company and during a period of not more than 90 days after ceasing to be a director, officer, consultant or employee (30 days if employed in an investor relations capacity) or, if the optionee dies, one year from the date of the optionee’s death. The options are exercisable by the optionee giving the Corporation notice and payment of the exercise price for the number of shares to be acquired.

The following table discloses the particulars of options to purchase common shares or SARs granted by the Corporation during the last financial year to its chief executive officer and, if they earned more than $100,000 per year, its four highest paid executive officers:

Option/SAR Grants

During the Most Recently Completed Financial Year

During the most recently completed fiscal year, the following incentive stock options were granted to the Named Executive Officers:

Name	Securities Under Options/ SARs (1) Granted ( #)	Percentage of Total Options/SARs(1) Granted to Employees in Financial Year	Exercise or Base Price (US$/ Security)	Market Value of Securities Underlying Options/ SARs (1) on the Date of Grant (US$/ Security)	Expiration Date
Kim N. Hart Former President & CEO	Nil	N/A	N/A	N/A	N/A
Art Cowie President & CEO	136,000 64,000	9.3% 4.4%	0.11 0.05	0.11 0.05	January 15, 2008 May 27, 2008
Melvin Reeves Former director	750,000	51.7%	0.10	0.09	January 24,2008(2)
Totals	950,000	65.4%

(1) The Corporation has not granted any SARs.
(2) These options have been cancelled.

Long-Term Incentive Plans ("LTIP") - Awards in Most Recently Completed Financial Year

The Corporation did not have an LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Corporation's securities) was paid or distributed to the Named Executive Officers, during the most recently completed financial year, other than stock options granted under the provisions of the Corporation's stock option plan.

Aggregated Option/SAR Exercises
During the Most Recently Completed Financial Year and
Financial Year End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value(1) Realized ($)	Unexercised Options/SARs(2) at Financial Year End Exercisable/Unexercisable (#)	Value of Unexercised in the Money Options/SARs at Financial Year End Exercisable/Unexercisable ($)(2)
Kim N. Hart Former President & CEO	Nil	Nil	2,150,764/Nil	12,507/Nil(3)
Art Cowie President & CEO	Nil	Nil	200,000/Nil	3,200/Nil(3)
Melvin Reeves Former director	Nil	Nil	Nil/750,000	Nil/Nil

(1)	Value is the product of the number of shares multiplied by the difference between the closing market price on the relevant date and the exercise price.
(2)	The Corporation has not granted any SARs.
(3)	Based on a closing market price of USD$0.09 for the Corporation’s common shares on August 29, 2003 on the over-the-counter bulletin board (the last trading date in the fiscal year of the Corporation).

Termination of Employment, Change in Responsibility and Employment Contracts

The Corporation has no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Corporation's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officers the value of such compensation exceeds $100,000.

EXECUTIVE COMMITTEE AND AUDIT COMMITTEE

The Corporation has an Executive Committee and an Audit Committee, each composed of three members of the Board of the Corporation.

PARTICULARS OF MATTERS TO BE ACTED UPON

Approval of the Corporation’s shareholders is being sought at the Meeting for the following matters.

SHAREHOLDER PROPOSALS

The CBCA provides that a registered holder or beneficial owner of shares that is entitled to vote at an annual meeting of the Corporation may submit to the Corporation notice of any matter that the person proposes to raise at the meeting (referred to as a "Proposal") and discuss at the meeting any matter in respect of which the person would have been entitled to submit a Proposal. The CBCA further provides that the Corporation must set out the Proposal in its information circular along with, if so requested by the person who makes the Proposal, a statement in support of the Proposal by such person. However, the Corporation will not be required to set out the Proposal in its information circular or include a supporting statement if, among other things, the Proposal is not submitted to the Corporation at least 90 days before the anniversary date of the notice of meeting that was sent to the Shareholders in connection with the previous annual meeting of Shareholders of the Corporation. As such, Proposals intended to be presented at the next annual meeting of Shareholders of the Corporation must be received by the Corporation’s transfer agent Computershare Trust Company of Canada, if by deposit or mail, c/o 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 or by facsimile transmission to 1-866-249-7775, no later than October 29, 2004 for inclusion in the Corporation's information circular relating to that meeting. It is recommended that Proposals be delivered to the Corporation by registered mail.

APPOINTMENT OF AUDITORS

Management of the Corporation will recommend at the Meeting that the Shareholders reappoint Loewen Stronach & Co., Chartered Accountants, of 700 – 2695 Granville Street, Vancouver, British Columbia, as auditors of the Corporation to hold office until the next annual meeting of Shareholders, and authorize the directors to fix their remuneration. Loewen Stronach & Co., Chartered Accountants, were appointed as auditors of the Corporation on January 17, 1989.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors, executive officers or senior officers of the Corporation or persons who were directors, executive officers or senior officers of the Corporation at any time during the Corporation’s last completed financial year, none of the proposed nominees for election as directors of the Corporation and none of the associates of such persons are or have been indebted to the Corporation or its subsidiaries at any time since the beginning of the Corporation’s last completed financial year. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or its subsidiaries.

INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Corporation, any proposed nominee for election as a director of the Corporation, any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Corporation.

MANAGEMENT CONTRACTS

Pursuant to a consulting services agreement dated as of May 1, 1998, as amended January 2, 2003 and October 1, 2003, between Mr. Kim N. Hart of Vancouver, British Columbia, and the Corporation, Mr. Hart agreed to provide certain management services to the Corporation at a rate of $8,000 USD per month. Mr. Hart is the Chief Executive Officer, President and a director of Horsepower Broadcasting Network (HBN) International Ltd., a wholly owned subsidiary of the Corporation. Mr. Hart is the former President, Chief Executive Officer and director of the Corporation.

Pursuant to a consulting services agreement dated as of May 1, 2000 between Mr. Hart and the Corporation’s wholly owned subsidiary, Horsepower Broadcasting Network Inc. (“Horsepower”), Mr. Hart agreed to provide certain management services to Horsepower at a rate of $7,000 per month. During the Corporation’s last completed financial year a total of $203,448 has been paid or is payable by the Corporation and its subsidiaries to Mr. Hart for such services.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Corporation is Computershare Trust Company of Canada of 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

OTHER MATTERS

Management does not know of any other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

DATED at Vancouver, British Columbia this 14th day of January, 2004.

ON BEHALF OF THE BOARD OF DIRECTORS

/signed/ Art Cowie
Art Cowie
President

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF:

SUNGOLD INTERNATIONAL HOLDINGS CORP.

(the "Corporation")

TO BE HELD AT THE PAN PACIFIC HOTEL, GOVERNOR GENERAL SUITE D, 300 – 999 CANADA PLACE, VANCOUVER, BC, V6C 3B5, ON FRIDAY FEBRUARY 20, 2004 AT 11:00 AM (PACIFIC TIME)

This Proxy is solicited on behalf of the management of the Corporation for the Annual General Meeting of Shareholders on January 14, 2004 (the “Meeting”). At the Meeting, holders of common shares (“Common Shares”) are entitled to vote for every Common Share held. It is expected that the solicitation of proxies will be primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers or employees of the Corporation at nominal cost. The cost of this solicitation will be borne by the Corporation.

The undersigned, a shareholder of the Corporation (“Registered Shareholder”), hereby appoints, Art Cowie, a Director of the Corporation, or failing this person, Donald Harris, a Director of the Corporation, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at every adjournment thereof, to the same extent and with the same powers as if the undersigned were present at the said Meeting, or any adjournment thereof. The undersigned hereby directs the proxyholder to vote the securities of the Corporation registered in the name of the undersigned as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

			For	Withhold
1	.	To appoint Loewen Stronach & Co., Chartered Accountants, as
auditors of the Corporation.
2	.	To elect the following persons as directors of the Corporation:
Art Cowie
Donald Harris
Walter Wolff

The undersigned hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:
Please Print Name:
Date:
Number of Common Shares:

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

Anne Kennedy
Larry R. Simpson
Dennis Hedtke

			For	Against
3	.	To fix the number of directors of the Corporation for the ensuing year at six (6).
4	.	To authorize the Board of Directors to fix the remuneration to be paid to the auditors of the Corporation.
5	.	To transact such other business as may properly come before the
Meeting

INSTRUCTIONS FOR COMPLETION OF PROXY

1.	This Proxy is solicited by the Management of the Corporation.

2.
This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.
If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4.	A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.	A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)
appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR
(b)
appoint another proxyholder, who need not be a Registered Shareholder of the Corporation, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.
The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Trust Company of Canada
Proxy Dept.
100 University Avenue
9th Floor Toronto Ontario M5J 2Y1
Fax: Within North American: 1-866-249-7775 Outside North America: (416) 263-9524

SUNGOLD INTERNATIONAL HOLDINGS CORP.

Request for Interim Financial Statements

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the subject Corporation may elect annually to receive interim corporate mailings, including interim financial statements of the Corporation, if they so request. If you wish to receive such mailings, please complete and return this form to:

Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, ON
M5J 2Y1

NAME:

ADDRESS:

POSTAL CODE:

I confirm that I am the BENEFICIAL owner of ____________________ (Common/Preferred) shares of the Corporation.

SIGNATURE OF
SHAREHOLDER: ______________________________________   DATE:   ____________

CUSIP:

COMPANY SCRIP CODE - SUAQ